

12060775

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED 2012 FEB 29 PM 2:18 SEC / TM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolf Financial Management, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 South Meyers Road, Suite 500
(No. and Street)

Oakbrook Terrace (City) Illinois (State) 60181 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven F. Lutz (630) 545-4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heinold-Banwart, Ltd
(Name – if individual, state last, first, middle name)

2400 N. Main Street (Address) East Peoria (City) Illinois (State) 61611 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven F. Lutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolf Financial Management, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
MIGDALIA RAMOS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/24/12

Notary Public

Signature

Treasurer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

HEINOLD-BANWART, LTD.
Certified Public Accountants



Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT

To the Member
Wolf Financial Management, LLC
Oakbrook Terrace, Illinois

We have audited the accompanying statements of financial condition of **Wolf Financial Management, LLC** (the Company) as of December 31, 2011 and 2010, and the related statements of operations and member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolf Financial Management, LLC at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Heinold-Banwart, Ltd.

February 15, 2012

WOLF FINANCIAL MANAGEMENT, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
Cash and cash equivalents	$ 482,586	$ 488,250
Deposit with clearing organization	34,436	34,432
Receivables from clearing organizations	45,789	71,252
Customer receivables	105,278	65,379
Prepaid expenses	24,861	23,347
Property and equipment	1,090	1,933
	$ 694,040	$ 684,593
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable		
Commissions	$ 12,161	$ 8,750
Related party	136,675	110,841
Other	2,349	227
Accrued liabilities	38,042	45,966
	189,227	165,784
Member's equity	504,813	518,809
	$ 694,040	$ 684,593

See accompanying notes.

WOLF FINANCIAL MANAGEMENT, LLC
STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUES		
Commission and fee income	$ 1,991,661	$ 1,823,439
Other income	856	122
	1,992,517	1,823,561
EXPENSES		
Wages	827,628	713,998
Benefits and payroll taxes	222,937	171,365
Commissions	374,503	215,592
Clearing charges	14,466	16,061
Rent	159,740	123,906
Other expenses	207,239	220,938
	1,806,513	1,461,860
NET INCOME	186,004	361,701
BEGINNING MEMBER'S EQUITY	518,809	407,108
DISTRIBUTIONS	(200,000)	(250,000)
ENDING MEMBER'S EQUITY	$ 504,813	$ 518,809

See accompanying notes.

WOLF FINANCIAL MANAGEMENT, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 186,004	$ 361,701
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	843	840
Interest income added to clearing deposit	(4)	(4)
(Increase) decrease in operating assets		
Receivables	(14,436)	(44,671)
Prepaid expenses	(1,514)	1,136
Increase (decrease) in operating liabilities		
Accounts payable	5,533	(2,236)
Accrued liabilities	(7,924)	14,985
Net cash provided by operating activities	168,502	331,751
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from (repayments to) related party	25,834	(54,942)
Member distributions	(200,000)	(250,000)
Net cash used in financing activities	(174,166)	(304,942)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,664)	26,809
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	488,250	461,441
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 482,586	$ 488,250

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i). The Company also provides pension administration and consulting services on a fee for service basis.

Principles of Reporting

These financial statements do not include activity of the Company's sole member, Wolf Financial Group Holdings, LLC.

Revenue Recognition

Commission revenues and expenses and related clearing charges are recorded on a trade-date basis. Pension administration and consulting income is recognized at the time the services are rendered.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market funds to be cash equivalents.

Accounts Receivable

Accounts receivable is stated net of an allowance for doubtful accounts of $24,000 and $15,000 at December 31, 2011 and 2010, respectively. Included in accounts receivable are unbilled services and expenses to be billed of $30,543 and $29,953 as of December 31, 2011 and 2010, respectively. The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Property and Equipment

Property and equipment, consisting of furniture and computer software, are carried at cost, less accumulated depreciation of $7,346 and $6,503 at December 31, 2011 and 2010, respectively. Depreciation is computed by the straight-line and accelerated methods over useful lives of three to seven years. Depreciation expense was $843 and $840 for the years ended December 31, 2011 and 2010, respectively.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements.

Accounting for Uncertain Tax Positions

The Company is included with the parent company income tax returns that files in the U.S. federal and State of Illinois jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examination by tax authorities for years before 2008.

Subsequent Events

The Company has evaluated subsequent events through February 15, 2012, the date the financial statements were available to be issued.

NOTE 2. DEPOSITS WITH CLEARING ORGANIZATION

The Company had a deposit in a money market account with a clearing organization in the amount of $34,436 and $34,432 at December 31, 2011 and 2010, respectively. These deposits are not insured by the FDIC.

NOTE 3. 401(k) PLAN

The Company has a 401(k) plan covering all employees who have completed three months of service and have attained age 21. The Company has a discretionary matching contribution which is fully vested when deposited. The Company expensed contributions of $15,190 and $13,685 to the plan for the years ended December 31, 2011 and 2010, respectively.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company is wholly owned by Wolf Financial Group Holdings, LLC, which is wholly owned by Wolf & Company, LLP (Wolf). The Company is related to Wolf Capital, LLC (Capital) by common ownership. Wolf has advanced the Company funds, pays certain expenses on behalf of the Company, and charges the Company rent for the use of office space and equipment and the performance of administrative functions. Pursuant to the expense-sharing agreement, rent was paid at $13,100 per month in 2011 and $9,690 per month in 2010. Related party rent expense totaled $157,200 and $116,539 for the years ended December 31, 2011 and 2010, respectively.

The Company had amounts payable to Wolf in the amount of $136,675 and $110,841 as of December 31, 2011 and 2010, respectively.

On January 25, 2012, the Financial Industry Regulatory Authority (FINRA) granted the continuing membership application of Wolf Financial Management, LLC (WFM), whereby Wolf Capital, LLC (Capital) was authorized to merge into WFM with WFM being the surviving broker-dealer. Capital subsequently filed a Form BDW, thereby terminating its broker-dealer registration, and it became a branch office of WFM.

NOTE 5. CASH CONCENTRATION

Substantially all of the Company's cash is deposited at one financial institution.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had adjusted net capital of $355,796, which was $305,796 in excess of its required net capital of $50,000. The adjusted net capital of $355,796 is equal to the net capital the Company reported in its Focus Report.

SUPPLEMENTARY INFORMATION

WOLF FINANCIAL MANAGEMENT, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2011

NET CAPITAL	$ 504,813
NON-ALLOWABLE ASSETS	
Non-allowable receivables	122,376
Prepaid expenses	24,861
Property and equipment	1,090
	148,327
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	356,486
HAIRCUTS ON SECURITY POSITIONS	
Money market accounts	690
ADJUSTED NET CAPITAL	$ 355,796
MINIMUM NET CAPITAL REQUIRED	$ 50,000
EXCESS NET CAPITAL	$ 305,796

HEINOLD-BANWART, LTD.
Certified Public Accountants



Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member
Wolf Financial Management, LLC
Oakbrook Terrace, Illinois

In planning and performing our audit of the financial statements of Wolf Financial Management, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, including control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heinold-Banwart, Ltd.

February 15, 2012

WOLF FINANCIAL MANAGEMENT, LLC

AGREED UPON PROCEDURES

DECEMBER 31, 2011

TABLE OF CONTENTS

HEINOLD-BANWART, LTD.
Certified Public Accountants



Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Wolf Financial Management, LLC
Oakbrook Terrace, IL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2011, which were agreed to by Wolf Financial Management, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wolf Financial Management, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Wolf Financial Management, LLC's management is responsible for the Wolf Financial Management, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the periods ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2011, noting no differences;

3. Compared the adjustments reported in Form SIPC-7 with clearing statements noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Heinold-Banwart, Ltd.

February 15, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050580 FINRA DEC
WOLF FINANCIAL MANAGEMENT LLC 19*19
1901 S MEYERS RD STE 630
OAKBROOK TERRACE IL 60181-5210

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kyle Dodson (630)545-4785

2. A. General Assessment (item 2e from page 2) $ 2,820.52

B. Less payment made with SIPC-6 filed (exclude interest) (26.80)

7/21/11
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 2793.76

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,793.76

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,793.76

H. Overpayment carried forward $(________________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wolf Financial Management, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8 day of February, 20 12.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan. 1, 2011 and ending Dec. 31, 2011

Eliminate cents

Item No.

2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,991,660

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 444,223

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 14,466

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

TPA Pension Administration Record Keeping — 404,748

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 863,437

2d SIPC Net Operating Revenues — $ 1,128,223

2e. General Assessment @ .0025 — $ 2,820.56

(to page 1, line 2.A.)